Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

10 February 2010

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America


MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely




10015179

Dennis Leong
Company Secretary

cag_cosec_syd_prd/68580_1

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	711
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	711@ $31.99
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly *identify* those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,810,944	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,261,691	Options over Ordinary Shares at various exercise prices
		1,224,106	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,224,106 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 154,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 February 2010
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==


MACQUARIE

Macquarie Group Limited

Operational Briefing

Presentation to Investors and Analysts
9 February 2010


MACQUARIE

Disclaimer

Disclaimer

The material in this presentation has been prepared by Macquarie Group Limited ABN 94 122 169 279 ("Macquarie") and is general background information about Macquarie's activities current as at the date of this presentation. This information is given in summary form and does not purport to be complete. Information in this presentation, including forecast financial information, should not be considered as advice or a recommendation to investors or potential investors in relation to holding, purchasing or selling securities or other financial products or instruments and does not take into account your particular investment objectives, financial situation or needs. Before acting on any information you should consider the appropriateness of the information having regard to these matters, any relevant offer document and in particular, you should seek independent financial advice. All securities and financial product or instrument transactions involve risks, which include (among others) the risk of adverse or unanticipated market, financial or political developments and, in international transactions, currency risk.

This presentation may contain forward looking statements including statements regarding our intent, belief or current expectations with respect to Macquarie's businesses and operations, market conditions, results of operation and financial condition, capital adequacy, specific provisions and risk management practices. Readers are cautioned not to place undue reliance on these forward looking statements. Macquarie does not undertake any obligation to publicly release the result of any revisions to these forward looking statements to reflect events or circumstances after the date hereof to reflect the occurrence of unanticipated events. While due care has been used in the preparation of forecast information, actual results may vary in a materially positive or negative manner. Forecasts and hypothetical examples are subject to uncertainty and contingencies outside Macquarie's control. Past performance is not a reliable indication of future performance.


MACQUARIE

Agenda

9.40 – 10.10	Update since the Interim Result – Nicholas Moore
10.10 – 10.30	Macquarie Securities Group – Roy Laidlaw
10.30 – 10.50	Morning tea
10.50 – 11.10	Macquarie Capital Group – Michael Carapiet
11.10 – 11.30	Banking and Financial Services Group – Peter Maher
11.30 – 11.50	Corporate and Asset Finance Group – Garry Farrell


MACQUARIE

Update since the Interim Result Announcement

Nicholas Moore
Managing Director and Chief Executive Officer

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE

Overview

- Economic conditions continue to trend back to normal
- As foreshadowed in October, strong market conditions experienced in 1H10 have moderated in certain areas including Australian ECM and credit businesses
  - Dec qtr total ASX market turnover down 12% on Sep qtr; Dec qtr total Asian equities (ex-Japan) market turnover down 11% on Sep qtr
  - Dec qtr Australian ECM down 26% on Sep qtr; Dec qtr Australian M&A up 33% on Sep qtr[1]
  - Continuing credit spread contraction across the debt spectrum
  - Improved inflows across wholesale fund products
  - Improved inflows across retail WRAP platform and deposits
  - Growth in lending, leasing and loan volumes
- Dec qtr operating result for MSG, MacCap, FICC and CAF down on strong Sep qtr but up on Jun qtr
- BFS and MFG Dec qtr operating result broadly consistent with prior quarters, with growth in funds under management and clients

1. Thomson Reuters, deals completed basis.


MACQUARIE

Overview

- Organic growth initiatives continuing across the Group
  - MSG – 16 director level hires[1] in Dec qtr, predominantly in cash equities
  - MacCap – 13 director level hires[1] in Dec qtr across a range of regions but predominately offshore, expanded product offering with North American DCM team successfully underwriting and distributing 10 deals in Dec qtr
  - FICC – 18 director level hires[1] in Dec qtr, predominantly for Emerging Markets and Credit Trading expansion into Europe and FICC focus in Asia
- Completion of acquisitions which strengthen our product offering and global presence
  - Delaware Investments[2], US funds management business with AUM at 31 Dec 09 of $US134b
  - Blackmont Capital[3], Canadian retail broker with AUM at 31 Dec 09 of $C7.9b
  - Announced acquisition of Sal. Oppenheim's cash equities, equity derivatives and structured products businesses[4]
  - Acquisition and integration costs estimated for FY10 at approx $A80m (pre profit share and tax)
- Remuneration
  - Changes to remuneration policy approved by MQG security holders on 17 Dec 09 to increase the level of deferred share based payments to Executive Directors which will partly defer profit share expense (see Appendix C)

1. Non-acquisition related. 2. Delaware acquisition completed 4 Jan 10 effective 5 Jan 10. 3. Blackmont acquisition completed 31 Dec 09 effective 1 Jan 10. 4. Acquisition of Sal. Oppenheim's equity derivatives and structured products business announced 23 Dec 09, acquisition of cash equities business announced 5 Feb 10


MACQUARIE

Overview

- Regulation
  - Dec 09 APRA discussion paper outlining proposed changes to prudential standards to implement Basel II proposal (Jul 09) to increase capital for market risk. Implementation Jan 11
  - Dec 09 Basel II proposed changes outlined in "Strengthening the resilience of the banking sector". Consultation period until Apr 10, published changes Dec 10, implementation Dec 12
  - Overall minimum regulatory capital requirements for financial institutions are likely to increase


MACQUARIE

More than 13,200 staff in 28 countries[1]

Approximately 14,400 staff including Delaware and Blackmont acquisitions[2]

EMEA
1,456 staff


Dublin
London
Bristol
Paris
Zurich
Geneva
Stockholm
Amsterdam
Frankfurt
Moscow4
Vienna
Luxembourg
Munich
Dubai
Abu Dhabi
Johannesburg3
Cape Town

ASIA PACIFIC
2,267 staff


Beijing
Seoul
Tokyo
Shanghai
Taipei
Hsinchu
Hong Kong
Gurgaon
Manila
Bangkok
Mumbai
Kuala Lumpur
Singapore
Jakarta
Sunshine Coast
Gold Coast
Brisbane
Perth
Adelaide
Newcastle
Sydney
Melbourne
Canberra
Auckland
Wellington
Christchurch

AMERICAS
2,414 staff


Calgary
Vancouver
Seattle
Toronto
San Francisco
San Jose
Irvine
Los Angeles
Carlsbad
Bloomfield Hills
Chicago
Denver
San Diego
Montreal
Boston
Hartford
New York
Atlanta
Dallas
Austin
Houston
Jacksonville
Miami
Mexico
Riberao Preto
Sao Paulo
Buenos Aires

AUSTRALIA
7,086 staff

1. Staff numbers at 31 Dec 09. 2. Pro-forma figure includes staff from Blackmont (closed 31 Dec 09, effective 1 Jan 10) and Delaware (closed 4 Jan 10, effective 5 Jan 10) . 3. Excludes staff in Macquarie First South joint venture. 4. Staff seconded to joint venture not included in official headcount (Moscow: Macquarie Renaissance Medallist)


MACQUARIE

Assets under management of $A342b[1]

- Dec 09 AUM decreased by $A18b mainly due to the internalisation of MAp and the strengthening of the $A since Sep 09
- Significant increase in Dec 09 pro-forma AUM relating to Delaware acquisition by Macquarie Funds Group


$Ab
400
350
300
250
200
150
100
50
0
Proforma adjustments: Delaware Investments, MIG
Banking and Financial Services[2]
Macquarie Funds Group
Real Estate Banking Division
Macquarie Capital Funds
$A140b
$A197b
$A232b
$A243b
$A216b
$A198b
$A342b[1]
2006
2007
2008
2009
Sep 09
Dec 09
Dec 09 pro-forma

1. Dec 09 pro-forma AUM includes Delaware acquisition (approx $A149b 31 Dec 09 balance converted using 31 Dec 09 exchange rates) and MIG restructure impact (decrease of approx $A6b). 2. The Macquarie CMT, included in BFS AUM above, is a BFS product that is managed by MFG


MACQUARIE

Strong funding and balance sheet position

- Short-term wholesale issued paper continues to be a small portion of overall funding sources, 7% at Dec 09
- Total retail deposits increased to $A14.5b at Dec 09 from $A13.9b at Sep 09
- Removal of Government guarantee was anticipated and is not expected to impact funding position
  - No debt issued under the Government guarantee since Aug 09
- In Jan 10, MQG issued a $US1b 10 year bond, bringing total MQG non-Government guaranteed debt issued to $US2.5b over last 6 months
  - Results in an increase to the Group weighted average term to maturity of term funding from 3.8 years at Sep 09 to 3.9 years at Dec 09[1]
- Capital of $A11.9b, $A4.5b[2] in excess of the Group's minimum regulatory capital requirement
  - MBL Banking Group tier 1 capital ratio 10.4% Dec 09 (11.7% Sep 09)

1. Pro-forma at 31 Dec 09 including $US1b bond issued on 10 Jan 10. 2. Excludes impact of acquisition of Delaware Investments, which would result in a capital surplus of $A4.0b


MACQUARIE

Funded balance sheet remains strong

As foreshadowed, surplus cash and liquid assets are being deployed

Macquarie Group Limited

31 March 2009

$Ab

80
70
60
50
40
30
20
10
0

ST wholesale issued paper (10%)
← 3.9x → excess
Other debt[1] maturing in the next 12 mths (9%)
Deposits (25%)
Debt maturing beyond 12 mths (39%)
Equity (12%)
Cash and liquid assets (41%)
Trading assets (12%)
Loan assets < 1 year (8%)
Loan assets > 1 year (26%)
Equity investments[2] (10%)
Funding sources
Funded assets

30 September 2009

$Ab

80
70
60
50
40
30
20
10
0

ST wholesale issued paper (6%)
← 6.0x → excess
Other debt[1] maturing in the next 12 mths (8%)
Deposits (24%)
Debt maturing beyond 12 mths (44%)
Loan capital
Equity (16%)
Cash and liquid assets (37%)
Trading assets (13%)
Loan assets < 1 year (8%)
Loan assets > 1 year (27%)
Net working capital
Debt investment securities
Equity investments (8%)
PPE
Funding sources
Funded assets

31 December 2009

$Ab

80
70
60
50
40
30
20
10
0

ST wholesale issued paper (7%)
← 4.8x → excess
Other debt[1] maturing in the next 12 mths (11%)
Deposits (24%)
Debt maturing beyond 12 mths (40%)
Loan Capital
Equity (16%)
Cash and liquid assets (34%)
Trading assets (14%)
Loan assets < 1 year (8%)
Loan assets > 1 year (29%)
Debt investment securities
Equity investments (8%)
PPE
Funding sources
Funded assets

Note: These charts represent Macquarie Group Limited's funded balance sheets at the respective dates noted above. For details regarding reconciliation of the funded balance sheet to the Groups statutory balance sheet, refer to Macquarie Group limited's Result Announcement for the half year ended 30 Sep 09.

1. Includes structured notes, secured funding, bonds, other bank loans maturing within the next 12 mths and net trade creditors. 2. This represents the Group's co-investment in Macquarie-managed funds and equity investments


MACQUARIE

Total capital surplus of $A4.5b

Including Delaware acquisition proforma capital surplus of $A4.0b[1]

- Total capital of $A11.9b at 31 Dec 09, a $A4.5b buffer of capital in excess of the Group's minimum regulatory capital requirements
- Strong Banking Group capital ratios at 31 Dec 09 - Tier 1: 10.4%; Total Capital: 11.9%

$Ab	Sep 09 reported	Share capital issued	Retained earnings	Movement in contributed equity	Capital for RWA's & Deductions	Dec 09 reported	Impact of recent acquisitions	Dec 09 proforma
Value	4.5	0.1	0.1	0.2	(0.4)	4.5	(0.5)	4.0
Driver		DRP from interim dividend	Dec qtr earnings net of dividend accrual and regulatory adjustments	Impact of MEREP (Rem changes)	Blackmont acquisition, growth in CAF lending and leasing businesses plus increased FICC trading businesses		Delaware acquisition	

1. Delaware acquisition closed 4 Jan 10, effective 5 Jan 10


MACQUARIE

Macquarie model – focus over the medium term

- Client driven business
  - Main business focus is providing products and services to clients
  - Trading businesses focussed on client transactions
  - Minimal proprietary trading
- Alignment of interests with shareholders, investors, staff
  - Alignment through co-investment by Macquarie Group and staff
  - Performance driven remuneration
- Conservative approach to risk management
  - Conservative capital and funding profiles
  - Apply a stress test approach to all risk types, examining the consequences of worst case outcomes and gaining confidence they can be tolerated
  - Determine aggregate risk appetite by assessing risk relative to earnings more than by reference to capital
- Incremental growth and evolution
  - Significant portion of profit comes from businesses that did not exist five years ago but grow from areas of real expertise
  - Business initiatives driven from within the operating groups which are closest to markets and clients
- Diversified by business and geography
- An ability to adapt to change


MACQUARIE

Outlook

- Uncertain markets make short term forecasting difficult however we currently estimate 2H10 profit to be broadly in line with 1H10 profit including expected one-off items such as
  - Listed fund initiatives
  - Accounting for deferred remuneration
  - Acquisition & integration costs
  - Impairments
- Potential for 2H10 profit to be approximately 10% higher than 1H10 profit
- 2H10 profit outlook remains subject to market conditions, significant swing factors and unexpected one-off items
  - Swing factors include completion rate of transactions, asset realisations and asset prices
  - One-off items include factors such as the periodic review of potential impairment charges
- As previously stated, FY10 trading likely to be characterised by:
  - Income statement:
    - Fewer one-off items (e.g. writedowns and provisions)
    - Higher compensation ratio to be consistent with historic levels
    - Increased effective tax rate to be consistent with historic levels
    - Lower earnings on capital reflecting lower global interest rates
    - Higher cost of funding
  - Balance sheet:
    - Decrease in cash balances as funds deployed across the businesses
    - Maintain equity investments at or below existing levels
    - Lower investment levels in listed funds
- Despite improving trends in a number of major markets, we continue to maintain a conservative approach to funding and capital
- Strong balance sheet, strong team and encouraging market conditions provide opportunities for medium term growth


MACQUARIE

A

Appendix

Additional information – 31 Dec 09 Capital

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts



Macquarie Group regulatory capital
Surplus calculation

	$Am	
Macquarie Group eligible capital:		
Banking Group Gross Tier 1 capital	7,035	
Non-Bank eligible capital	4,914	
Eligible capital	11,949	(a)
Macquarie Group capital requirement:		
Banking Group contribution		
Risk-weighted assets (excluding intra-group exposures)[1]	48,207	
Internal minimum Tier 1 ratio (Bank)	7%	
Capital required to cover risk-weighted assets	3,374	
Tier 1 deductions	1,983	
Banking Group contribution	5,357	
Non-Banking Group contribution	2,110	
Capital requirement	7,467	(b)
Surplus over Group's minimum regulatory capital requirement	4,482	(a)-(b)

1. In calculating the Bank's contribution to Group capital requirement, RWA associated with exposures to the Non-Bank are eliminated ($A425m at 31 Dec 09)


MACQUARIE

Macquarie Group regulatory capital
Banking Group contribution

	Risk weighted assets $Am	Tier 1 Deductions $Am	Capital Requirement[1] $Am
Credit and equity risk			
On balance sheet	27,481		1,924
Off balance sheet	9,670		677
Credit and equity risk subtotal	37,151		2,601
Market risk	2,952		207
Operational risk	6,822		478
Other	1,282	1,983	2,071
Contribution to Group capital calculation	48,207	1,983	5,357
MBL intra-group loan to MGL	425[2]		
Banking Group standalone risk-weighted assets	48,632		

1. The capital requirement is calculated as the capital required for RWA, at the internal minimum Tier 1 ratio of the Banking Group (7%), plus Tier 1 deductions. 2. Intra-group loan eliminated for calculation of Group capital requirement


MACQUARIE

Macquarie Group regulatory capital
Non-Banking Group framework

- APRA has specified a regulatory capital framework for MGL
- A dollar capital surplus is produced; no capital ratio calculation is specified
- APRA has approved Macquarie's Economic Capital Adequacy Model (ECAM) for use in calculating the regulatory capital requirement of the Non-Banking Group
- Any significant changes to the ECAM must be approved by the MGL Board and notified to APRA within 14 days
- The ECAM is based on similar principles and models as the Basel II regulatory capital framework for Banks, with both calculating capital at a one year 99.9% confidence level:

Risk[1]	Basel II	ECAM
Credit	Capital requirement determined by Basel II formula, with some parameters specified by the regulator (e.g. loss given default)	Capital requirement determined by Basel II formula, but with internal estimates of some parameters
Equity	Simple risk-weight approach or deductions. Tier 1 capital requirement between 24% and 50% of face value[2]	Extension of Basel II credit model to cover equity exposures. Capital requirement between 38% and 82% of face value; average 51%
Market	3 times 10 day 99% Value at Risk (VaR) plus a specific risk charge	Scenario-based approach. Greater capital requirement than under regulatory regime
Operational	Basel II Advanced Measurement Approach	Basel II Advanced Measurement Approach

1. The ECAM also covers risk on assets held as part of business operations, e.g. fixed assets, goodwill, intangible assets, capitalised expenses and certain minority stakes in associated companies or stakes in joint ventures as well as non-traded interest rate risks. 2. Assuming an 8% Tier 1 ratio, the 300% and 400% risk weightings for equity exposures under Basel II equate to a capital requirement of 24% or 32%. Any deductions required for equity exposures are 50/50 Tier 1 and Tier 2, hence a 50% Tier 1 capital requirement


MACQUARIE

B

Appendix

Additional information – Delaware

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE

Delaware acquisition

- Completed acquisition of Delaware Investments, a US-based diversified asset management firm on 4 Jan 2010[1]
- Over 20 Macquarie staff now based within Delaware teams in Philadelphia
- First joint mutual fund launched in the US - Delaware Macquarie Global Infrastructure Fund
- Sales team in US combined under Delaware Head of Distribution to provide a single point of contact to market
- Opportunities for exporting Delaware products through Macquarie distribution network in Europe and Asia
- Harmonisation of risk management policies well progressed
- Transitioning to a unified IT environment
- Trading profitably

1. Delaware acquisition closed 4 Jan 10, effective 5 Jan 10


MACQUARIE

C

Appendix

Additional information – Changes to Remuneration Policy

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE

Changes to remuneration policy

As disclosed in the Macquarie Group Limited Explanatory Memorandum for the General Meeting held on 17 Dec 09, changes were proposed to the Macquarie Group remuneration policy to:

- Increase the level of deferred share based payments to Executive Directors; and
- To replace the issuance of options for Executive Directors with restricted share units (and performance share units for Executive Committee members)

Changes to the remuneration policy were approved on 17 Dec 09. Impact of the changes on the FY10 financial statements include:

- Transitioned amounts (FY08 and prior):
  - Currently recognised as a liability and will be transferred to contributed equity
  - Difference between the value of transitioned amount at the date of the equity grant and the value based on the VWAP from 4 May 09 to the date of the 2009 AGM of $A36.36 is considered to be a share based payment transaction. This amount is amortised over the vesting period with the corresponding amount recognised in a share based payment reserve
- Retained profit share from 2009:
  - Previously recognised in Macquarie's 2009 financial statements as an expense with a corresponding liability
  - Following investment in the MEREP, liability credited back to the income statement
  - Value of the amount invested in the MEREP at the date of equity grants will be recognised as a share based payments expense over the vesting period, with corresponding amounts recognised in each period in the share based payment reserve
- Profit share going forward:
  - Value of the amount invested in the MEREP at the date of equity grants will be recognised as a share based payments expense over the vesting period, with corresponding amounts recognised in each period in the share based payment reserve


MACQUARIE

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE

Macquarie Securities Group

Roy Laidlaw, Group Head

Macquarie Group Limited

Operational Briefing - 9 Feb 2010

Presentation to Investors and Analysts


MACQUARIE

Macquarie Securities Group – today


Macquarie Securities Group
Derivatives DeltaOne Trading
Cash
Institutional / retail derivatives
Arbitrage trading
Synthetic products
Structured Equity Finance
Global Securities Finance
Capital management
Collateral management
Securities borrowing and lending
Sales
Sales trading
Execution
Research
ECM – JV with Macquarie Capital

MSG Management Committee

Roy Laidlaw	Group Head	Peter Alderson	Head of Trading Risk Management
Stevan Vrcelj	Head of Cash	Kieran Moffatt	Head of Asia Derivatives DeltaOne Trading
Greg Mackay	Head of Derivatives DeltaOne Trading	Paul O'Brien	Head of Global Securities Finance
John O'Connell	Global Co-Head of Research	Peter Grimshaw	Head of Prudential
David Rickards	Global Co-Head of Research	Ian Shiels	Chief Operating Officer


MACQUARIE

Macquarie Securities Group – today

Over 1,600 staff[1]

- Top tier, highly profitable, integrated, global institutional securities company
- Full service in Asia Pacific and South Africa and specialised in the rest of the world

EMEA	ASIA PACIFIC	AMERICAS
281 staff	654 staff	368 staff

AUSTRALIA
326 staff

1. Staff numbers at 31 Dec 09


MACQUARIE

Australia / New Zealand

Long term organic build to be top rated full service broker

- 338 staff[1]
- Australia
  - No. 1 ranked broker, 3Q10 market share 10.9%[2]
  - No. 1 listed warrants, 3Q10 market share 52.5%[3]
  - No. 1 overall research and sales US/Europe/Asia/Australia investors[4]
- New Zealand
  - No. 3 ranked broker, 3Q10 market share 21%[5]
- Electronic execution (EE) capability, portfolio trading (PT), direct market access (DMA), algorithms, transitions

FY10 Expected Contribution


Australia 28%

- **Moderate medium term growth potential:**
  - Improved market conditions but offset by reduced ECM flows from record 2009 volumes
  - The return of retail investors to derivatives
  - Expansion of arbitrage trading capability
  - Build out of institutional derivatives

1. As at 31 Dec 09. 2. IRESS - Institutional and retail market share 3. ASX 4. Peter Lee survey of Australian Equity Investors – Australian Shares 2009 : Peter Lee survey of Asian Most Wanted Equity Investors – Australian Shares 2009 : Greenwich survey of US/Europe Equity Investors – Australian Shares 2009


MACQUARIE

Asia

Opportunistic acquisition, good integration and build to full service broker

- 642 staff[1]
- 1997 organic build of warrants business in HK
- 2004 acquired ING's Asian cash equities business (428 people)
- 2005 commenced Indian business (29 people, 5% foreign market share)
- EE capability, PT, DMA, algorithms, transitions
- **Good medium term growth potential:**
  - Continued good market conditions
  - Continued improvement in panel rankings & market share
  - Build out of synthetic product platform
  - Expand global Equity Market Arbitrage (EMA) capability
  - Establish structured products business in India
  - Build out of institutional derivatives platform

FY10 Expected Contribution


Asia 54%

1. As at 31 Dec 09


MACQUARIE

South Africa

Successful acquisition, integration and build out to full service broker

- 48 staff[1]
- 2006 acquired 50% of First South Securities (40 people)
- 2007 organic build of Derivatives DeltaOne trading
- 30% secondary market commissions from international investors
- Growth in market share
- No. 1 Financial Mail research rating South Africa 2009[2]
- Leading issuer of SAFEX listed exotic options to institutions
- **Good medium term growth potential:-**
  - Improved market conditions and market share
  - Increase in ECM flows off a low base
  - Increase in international commissions
  - Prime build out

FY10 Expected Contribution


South Africa
4%

1. As at 31 Dec 09 (excludes 80 people in Securities JV). 2. Unweighted


MACQUARIE

Canada

Successful acquisition and build out

- 106 staff[1]
- Orion Securities acquisition, 1 Dec 07
- Build out of research product (REITS, infrastructure, financials)
- Growth in market share
- Tristone (1 Sep 09) acquisition to build out energy coverage
- Stock coverage – 75% by market cap[2] (Macquarie + growth + Tristone). Approx 22% when Orion Securities acquired

- **Good medium term growth potential:-**
  - Monetise investment in research product
  - Build-out of Derivatives and DeltaOne platform

FY10 Expected Contribution


Canada
5%

1. As at 31 Dec 09. 2. Macquarie Research


MACQUARIE

Europe

Europe is a key component of global broker aspirations

- 233 staff[1]
- 2006 started structured equity finance business
- 2008 commenced Cash greenfield built around 5 key sectors (property, infrastructure, resources & commodities, energy, quant)
- Tristone acquisition, 1 Sep 09
- FPK acquisition, 30 Nov 09
- ECM
  - Rio Tinto bookrunner role
  - Co-lead in Lloyds Bank rights issue
- Sal. Oppenheim – Equity Derivatives and Trading
- Sal. Oppenheim – Cash
- Stock coverage – 75% by market cap[2] (Macquarie + growth + Tristone + FPK + Sal. Oppenheim)
- **Significant medium term growth potential:-**
  - Monetise investment in research product
  - Increased ECM flow

FY10 Expected Contribution


Europe
6%

1. As at 31 Dec 09. 2. Macquarie Research


MACQUARIE

Americas (ex Canada)

US is a key component of global broker aspirations

- 262 staff[1]
- 2004 derivatives trading commenced
- 2008 commenced Cash greenfield built around 5 key sectors (property, infrastructure, resources & commodities, energy, quant)
- Tristone acquisition, 1 Sep 09
- FPK acquisition, 30 Nov 09
- Stock coverage – 50% by market cap[2] (Macquarie + growth + Tristone + FPK)
- ECM
  - First lead bookrunner role in the US
- **Significant medium term growth potential:-**
  - Monetise investment in research product
  - Increased ECM flow

FY10 Expected Contribution


Americas
3%

1. As at 31 Dec 09. 2. Macquarie Research


MACQUARIE

Tristone acquisition

- Completed acquisition of Tristone on 1 Sep 09
- Independent energy advisory firm providing sales, trading and research services
- 49 MSG people[1]
- Locations: Canada, US and Europe
- Added 129 stocks (net) to research coverage
- Continue the expansion of the Canadian, US and European cash businesses


Tristone Research Stock Coverage – 143 stocks
15
75
53
Canada
US
Europe

[1] As at acquisition excludes support staff


MACQUARIE

Fox-Pitt Kelton Cochran Caronia Waller (FPK) acquisition

- Completed FPK acquisition effective 30 Nov 09
- FIG focused firm with a leading FIG sales and trading platform researching approximately 400 stocks globally
- 141 MSG people[1]
- Locations: US, Europe and Asia
- Added 372 stocks (net) to research coverage
- Significant increase in secondary market commissions in our growing US and European securities platforms
- Provides a highly regarded ECM capability in the US and Europe

FPK Research Stock Coverage – 393 stocks[2]


US
Europe
144
249

[1] As at acquisition excludes support staff 2. FIG – 378 stocks covered at acquisition, 15 others


MACQUARIE

Sal. Oppenheim – Equity Derivatives and Trading

- 23 Dec 09 reached agreement to acquire the equity derivatives and trading business of the German private bank Sal. Oppenheim
- Sal. Oppenheim
  - One of Europe's oldest banking groups (200+ year history)
  - Excess of 6,000 products on issue valued at approximately €850m
  - Sold through private banks and retail brokers in Germany, Switzerland, Austria and Italy
- 90 experienced staff based in Germany and Switzerland
  - 39 front office
  - 51 support
- Similar business to MSG's Asian derivatives platform
- Foothold into one of the largest derivative markets in the world


MACQUARIE

Sal. Oppenheim – Cash

- Original proposal: To acquire the equity derivatives and trading business and cash equities business
- Accepted for the equity derivatives and trading business but not for cash equities business
- Recently requested to submit a new price for the cash equities business which has been accepted
- 61 staff
- Offices in Frankfurt, Munich, Zurich, Paris and New York
- Will add 130 stocks (net) to research coverage
- Excludes Corporate Finance


MACQUARIE

Global research coverage


Stock Coverage - Global
3,000
2,500
2,000
1,500
1,000
500
0
1,747
129
372
130
122
2,500
Macquarie coverage - pre acquisitions
Tristone
FPK
Sal Oppenheim
Macquarie Organic Growth
Total coverage

Acquisitions and organic growth will take MSG coverage to around 2,500 stocks

Source: Macquarie Research


MACQUARIE

Global research coverage

Global Coverage Counts

4000
3500
3000
2500
2000
1500
1000
500
0
BOFA MERRILL LYNCH
UBS
GOLDMAN SACHS & CO.
J.P.MORGAN
CREDIT SUISSE
CITI
DEUTSCHE BANK SECURITIES
MACQUARIE+ACQUISITIONS+GROWTH[1]
MORGAN STANLEY
NOMURA
HSBC GLOBAL RESEARCH
BARCLAYS CAPITAL
RBC CAPITAL MARKETS
VIRTUA RESEARCH
RBS
RAYMOND JAMES

Source: IBES research coverage as at 31 Dec 09. 1. Macquarie coverage includes forecast FY10 growth and acquisitions


MACQUARIE

Global research coverage

Stock Coverage
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
% Market Cap
Canada
Europe
US
Australia
NZ
South Africa
HK/China
India
Indonesia
Japan
Korea
Malaysia
Philippines
Singapore
Taiwan
Thailand
MSG
Tristone
FPK
Macquarie Growth
Sal. Oppenheim

Source: Macquarie Reseach. Coverage as at 31 Dec 09 (excl Canada/Europe/US which is as at 31 Aug 09)

Research specialist

MACQUARIE

- Global specialist
- Sector specialists – 42% MSCI World Index[1]
  - Energy
  - Property
  - Infrastructure
  - Quant
  - Resources & Commodities
  - FIG (Including FPK)
- Geographic specialists
  - Australia
  - Asia

Macquarie (USA) Equities Research

US Inv Banks and Brokers

Weekly Investment Banking Monitor

Macquarie Equities Research

Macquarie Oil and Gas 360

Asia Pacific Edition – 2 February 2010

1. Market Cap


MACQUARIE

Macquarie Securities Group – Opportunity

Global Commission Pool

2009 $US25b (annualised Jan-Sep 09 number) (estimated)


Broker Commissions (annualised Jan-Sep 09 number) (estimated)
$US2.0b
$US1.5b
$US1.0b
$US0.5b
$US2.0b
$US0.8b
MSG
estimated to be just outside top 10 for commissions in CY09
$US0.4b
Number 5 broker (estimated)
Number 10 broker (estimated)
Number 15 broker (estimated)

Source: Leading industry source


MACQUARIE

What next?

- Integration
- Potential for a few more acquisitions arising from the GFC
- Backfill product range into each region where appropriate
  - Institutional derivatives
  - DeltaOne Trading
  - Warrants / structured products
- Client recognition in execution services – monetise investment spend in electronic execution, programme trading, facilitation, transitions, portfolio swap system etc
- Increasing commitment to trading opportunities over the longer term such as arbitrage and facilitation


MACQUARIE

Summary

- Vision is morphing so that on a medium term view we are seen increasingly as a global broker with strong Asia Pacific foundations
- Improved market conditions should provide good growth opportunities for the Cash Division
- Outlook for Derivatives DeltaOne Trading is for product volumes to increase, albeit off a low base, and for trading conditions to continue to improve gradually
- Overall see good growth opportunities in the medium to long term


MACQUARIE

Macquarie Group Limited

Operational Briefing - 9 Feb 2010

Presentation to Investors and Analysts


MACQUARIE


Macquarie Capital
Michael Carapiet, Group Head

Macquarie Group Limited

Operational Briefing - 9 Feb 2010

Presentation to Investors and Analysts



Global presence

- 2,300+ staff[1] across the globe

EMEA

20% of staff


Dublin
London
Paris
Amsterdam
Stockholm
Frankfurt
Luxembourg
Dubai
Abu Dhabi
Johannesburg
Cape Town

ASIA

20% of staff


Beijing
Seoul
Tokyo
Shanghai
Taipei
Hong Kong
Manila
Bangkok
Mumbai
Kuala Lumpur
Singapore
Jakarta
Brisbane
Perth
Adelaide
Sydney
Melbourne
Auckland

AUSTRALIA

30% of staff

AMERICAS

30% of staff


Vancouver
Calgary
San Francisco
Toronto
Montreal
Chicago
Los Angeles
New York
Austin
Atlanta
Houston
Mexico
Buenos Aires

1. As at 31 Dec 09, includes all permanent staff. No material change in permanent staff numbers from 30 Sep 09


MACQUARIE

Our business

Macquarie Capital overview


Debt Structuring & Distribution
Equity Capital Markets
Macquarie Capital
Investments (Principal & Funds)
M&A
Governance Separation
Funds Management

6 core sectors

- **Financial Institutions**
- **Industrials**
- **Infrastructure & Utilities**
- **Real Estate**
- **Resources**
- **Telecommunications, Media, Entertainment & Technology**

$A79b	$A23b	$A35b
of advisory transactions FY10 YTD Total Deals: 272	debt raised FY10 YTD[1] Total Deals: 34	equity raised FY10 YTD[2] Total Deals 110

1. Debt raised by Macquarie Capital for third-party clients, not including Macquarie Capital Funds 2. Only refers to transactions where Macquarie Capital was sole or joint lead manager, excluding equity raised by Macquarie Capital Funds


MACQUARIE

Changes to our business

Since 2007 our business has undergone significant change


2007
Macquarie Capital
MacCap Advisers
MacCap Funds
MacCap Securities
MacCap Products
MacCap Finance


2007
Real Estate Group


MACQUARIE

Changes to our business

Since 2007 our business has undergone significant change


Today
MacCap Advisers
Macquarie Capital
MacCap Funds


MACQUARIE

Income diversity

Estimated
FY10 Revenue
by Geography[1]


EMEA
26%
Australia & NZ
47%
Americas
15%
Asia
12%

Estimated
FY10 Revenue
Type[1]


Funds
Management
50%
Advisory, Debt,
ECM and Principal
50%

1. Estimate for Financial Year ending 31 Mar 10


MACQUARIE

Market changes = opportunity

- Worst global recession since World War II
- Fundamental changes to competitive landscape – particularly in North America, the UK and Europe
- Government involvement in global financial markets as a result of market turmoil
- Changes to regulatory environment
- Opportunities available for Macquarie Capital


MACQUARIE

How are we adapting?



Advisory – strong push globally in past 12-18 months

ORGANIC GROWTH
- 80+ new director-level hires since 1 Jan 09
- Expanding our sector knowledge and relationships

+ ACQUISITIONS
- Fox-Pitt Kelton Cochran Caronia Waller (FPK) – transformation of global financial institutions advisory, ECM and underwriting capabilities in North America & Europe
- Tristone – expansion of energy advisory and underwriting capabilities in the Americas

+ PRODUCTS
- Establishment of Debt Capital Markets team in North America together with FICC
- UK M&A ECM expansion
- US M&A ECM expansion

+ LOCATIONS
- Buenos Aires
- Mexico City
- Moscow



How are we adapting?

Funds - strategy announced Mar 09

- **Maximise unitholder value by closing the gap between listed security prices and underlying valuations**

LISTED FUND INITIATIVES

- Macquarie Infrastructure Group restructure into two separately listed entities
- Macquarie Media Group capital raising, internalisation and corporatisation[1]
- Macquarie Airports internalisation
- Macquarie Leisure Trust Group internalisation
- Macquarie Communications Infrastructure Group take private



NEW FUNDS

- Macquarie Mexican Infrastructure Fund
- Macquarie Renaissance Infrastructure Fund (Russia)
- Macquarie SBI Infrastructure Fund (India)
- JV with China Everbright Limited to establish two funds investing in infrastructure across Greater China
- Initiative to develop a renewable energy fund

1. Capital raising complete. Internalisation and corporatisation have been approved by security holders


MACQUARIE

Measuring our performance

Advisory

Region / Metric	M&A League Table Ranking[1]	ECM League Table Ranking[2]	No. & Value of Deals Advised FY10YTD
Global	13th	n/a	272 deals / $A79b 233 deals / $A171b pcp[3]
Australia & NZ	1st (by deal number)	2nd	78 deals / $A43b vs 75 deals / $A100b pcp[3]
Asia Pacific[4]	3rd	6th	138 deals / $A54b vs 123 deals / $A113b pcp[3]
Americas	USA: 13th (by deal number) Canada: 9th	Canada: 10th	119 deals / $A21b vs 81 deals / $A13b pcp[3]
EMEA	12th	n/a	15 deals / $A4b vs 29 deals / $A45b pcp[3]

Principal Investments

Deal Type	Transaction
Acquisitions / Debt Participation	▪ Victorian Desalination Plant (equity) ▪ Bucyrus (senior term loan) ▪ DuPont Fabros (high yield notes issue)
Divestments	▪ Microstar ▪ Moto ▪ Victorian Desalination Plant[5] ▪ Powerlong

1. Source: Thomson Reuters, CY09 results by value of deals announced except where stated otherwise 2. Source: Thomson Reuters, CY09 results, by transaction value 3. Pcp 31 Dec 08, global YTD value includes four transactions worth $A107b (Rio Tinto defence, 2 Origin Energy transactions & BAA Refinancing) 4. Ranking excludes Japan 5. Macquarie Capital sold its 8.3% underwritten interest in AquaSure in Oct 09. This represented 100% of MacCap's interest in the project at that time


MACQUARIE

Measuring our performance

Funds

- Macquarie specialised managed funds represents 12%[1] of Macquarie Group's operating income
- 80% of Macquarie Capital Funds EUM is unlisted (20% listed)

Activity	Measure
Initiatives	▪ Raised $A2.2b[2] of equity FY10 YTD ▪ Regional expansion: India, Russia & Mexico ▪ Considering opportunities to acquire fund management platforms
Listed Fund performance	▪ Annualised total return[3] under Macquarie management — MAp 12.6% pa[4] outperforming the S&P ASX200 Industrials Accumulation Index by 5.6% pa — MIG 11.9% pa[4] outperforming the S&P ASX200 Industrials Accumulation Index by 2.5% pa
Asset Management	▪ ~110 businesses and 330+ properties across 25 countries ▪ Assets Under Management $A118b[5] ▪ Equity Under Management $A46b[5] — Unlisted EUM $A37b[5] (CAGR of 57% since 31 Mar 04) ▪ 1 year weighted average EBITDA growth of 7% across 10 largest infrastructure businesses[6] ▪ Refinanced $A8.4b of debt FY10 YTD

1. As at 1H10 2. Includes $A1.7b of unlisted equity and $A0.5b of listed equity 3. Annualised total return assumes reinvestment of all distributions on the ex-distribution date and no participation in subsequent capital raisings.
4. Calculated up to the date security holders approved internalisation (MAp)/restructure (MIG) 5. As at 31 Dec 09 6. Based on proportionate Enterprise Value as at 31 Dec 09. EBITDA growth calculated as at 31 Dec 09 for the majority of assets, 30 Sep 09 for APRR (listed company has not made results public) and 30 Nov 09 for Puget Energy. Figures based on management accounts and/or audited financial statements where available


MACQUARIE

New fund initiatives

Macquarie Mexican Infrastructure Fund (MMIF)

- Investment Mandate
  - Infrastructure assets located in Mexico in which the fund would have significant influence over management, operations and strategic direction
- Fund Term: 10 years
- Parallel vehicles: Unlisted and listed (Mexican Stock Exchange)
- Investor commitments to date: Ps5.2b (~$A455m)
- Investors
  - FONADIN – Mexican agency for infrastructure development: Ps1.04b (~$A91m)
  - Seven leading Mexican pension funds ~Ps$3.4b (~$A298m)
  - Macquarie: Ps$750m (~$A66m)
- Fee Structure
  - Base fees: 1.5% pa of commitments/invested contributions
  - Performance fees: 20% of fund returns subject to achieving a hurdle return of 8% pa


MACQUARIE

Risk management

"Ownership": Risk is everyone's responsibility

- Principal Investments team within Macquarie Capital assesses potential principal transactions (in addition to review by a centralised Risk Management function)


Principal Investments
Existing Investments
Dedicated portfolio and asset managers
New Acquisitions
Dedicated team to assess opportunities
Legal & Compliance

Our approach to principal investing

Use balance sheet to:

- Support our clients
- Facilitate deals
- Undertake platform acquisitions

Separation of origination and asset management functions:

- Origination through advisory platform
- Specialised team to review transactions within Macquarie Capital
- Team of dedicated portfolio and asset managers focussed on enhancing operational performance of our assets and leading selldown process


MACQUARIE

Outlook

Macquarie Capital Advisers

- FY10 expected to be higher than FY09
- Increased corporate activity points to signs of a potential economic recovery in the US
- Growth in European activities expected over the medium term
- Expect reasonable activity in Asian, Canadian and Australian markets during FY11
- Building a track record in new markets key to our growth
- Leverage and develop collaboration with Macquarie Securities Group (FPK, Tristone), FICC and other Macquarie groups as appropriate
- Specialist funds strategy – focus on unlisted fund raisings and continue expansion into new geographies and sectors


MACQUARIE

Summary

- Diverse income streams
  - Predominantly fee for service
  - Diversity across geography and advisory industry group
  - Predictable and recurring funds management income
- Improving capability and product offerings in existing markets through acquisitions and organic growth
- Maintaining strong rankings in Australia with Asian, European and North American rankings illustrating our continued push into those markets
- Listed fund initiatives
  - MCG, MLE, MAp, MMG and MIG internalisations / restructures / privatisations to maximise unitholder value
- Unlisted fund initiatives
  - Expanding our current fund platform
  - Continued expansion into new geographies
  - Development of a renewables fund


MACQUARIE

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE


Banking and Financial Services
Peter Maher, Group Head

Macquarie Group Limited

Operational Briefing - 9 Feb 2010

Presentation to Investors and Analysts


MACQUARIE

Banking and Financial Services (BFS)

Offer integrated banking and wealth management solutions to target client segments and markets

	Australia / NZ focus					International focus		
	Macquarie Direct (Non Advice)	Macquarie Private Wealth (Advice)	Macquarie Adviser Services (Intermediary)	Business Banking (Business)	Macquarie Global Investments (Institutions)	North America	Europe & Asia	BFS Total
AUA[1]	$A4b	$A37b	$A46b	$A8b	$A7b	$A14b	<$A1b	$A116b
Clients	122,000	171,000	550,000	16,000	60	68,000	2,000	930,000 (approx)
Core Offerings	Cash Credit Cards On-line Trading	Full Service Broking Wealth Management Private Bank Strategic Investments	Cash Wrap Insurance Mortgages COIN	Business Banking Premium Funding	Investment Lending Structured product Agriculture Funds Funds Management	Full Service Broking Wealth Management Mortgages Premium Finding	Wrap UK Religare Macquarie Private Wealth Private Wealth Asia	

1 Assets under administration includes assets under management plus items such as funds on BFS platforms (e.g. Wrap FUA), total BFS loan and deposit portfolios, CHESS holdings of BFS clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank). Includes Blackmont Capital acquisition


MACQUARIE

Global presence

Over 3,100 staff including recent Blackmont acquisition[1]

BFS has new businesses in attractive international markets leveraging our core domestic offerings

EMEA

69 staff



ASIA PACIFIC

115 staff



AMERICAS

581 staff



AUSTRALIA

2,378 staff

1. Staff numbers at 31 Dec 09, includes 420 staff from Blackmont Capital Inc (closed 31 Jan 09, effective 1 Jan 10)


MACQUARIE

Our Growth – Assets under administration[1]

BFS focus on annuity revenue provides consistency of earnings


$A billions
140
120
100
80
60
40
20
-
21
24
43
55
71
107
98
116
CAGR 28%
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10 YTD 2

Assets under administration includes assets under management plus items such as funds on BFS platforms (e.g. Wrap FUA), total BFS loan and deposit portfolios, CHESS holdings of BFS clients, and funds under advice (e.g. assets under advice of Macquarie Private Bank). Includes Blackmont Capital acquisition

1. Assets under advice, administration and management. 2. FY10 YTD figure includes Blackmont Capital


MACQUARIE

Our Growth – Clients and advisors

We service a portfolio of approx 930,000 predominantly high net worth clients that is growing on average 10,000 clients per month


1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
No. of clients
800
700
600
500
400
300
200
100
0
No. of advisers
FY03
FY04
FY05
FY06
FY07
FY08
FY09
FY10 YTD1
Clients
Advisers

1 FY10 YTD figure includes Blackmont Capital


MACQUARIE

Leading products and services

Our leading products remain very competitive and contribute 80% of BFS revenue

- **Wrap**
  - Net inflows and improving equity markets resulted in WRAP FUA growing to $A22.2b[1], up 23% on pcp and 3% on 2Q10
- **Cash**
  - Total retail deposits of $A14.5b[1] up 23% on pcp and 4% on 2Q10
  - Cash Management Account launched in Nov 08 now at $A2.7b[1]
- **Full Service Broking**
  - Macquarie Private Wealth remains No.1 retail full service stockbroker in terms of volumes and market share
  - Continue to attract quality advisers from our competitors, over 570 advisers (inc Blackmont)
- **Relationship Banking**
  - Strong growth in deposits[2] to $A5.1b[1] up 14% on pcp and 5% on 2Q10
  - Insurance Premium Funding service agreement signed with AON in Canada, the UK and Ireland
- **Mortgages**
  - Launched an enhanced mortgages offering to new clients in Australia and facilitated establishment of new mortgage aggregator group Vow Financial, one of the top five in the country
  - Record origination volumes in Canadian Mortgages – $C2.4b originated YTD, up 71% on pcp and 3Q10 originations up 16% on 2Q10

1. As at 31 Dec 09. 2. Relationship Banking deposits = average monthly deposits, including house deposits


MACQUARIE

New businesses

Our investments in new Domestic and International businesses will accelerate our next wave of growth

- **New domestic businesses**
  - Macquarie Edge
  - Macquarie Life
  - Macquarie Pastoral
- **New international businesses**
  - Blackmont Capital acquisition
  - Canada


MACQUARIE

Macquarie Edge

Macquarie Edge extends the Macquarie brand reach to capture next generation of self-directed investors

- Launched new online trading platform Macquarie Edge (www.macquarie.com.au/edge) in Aug 09
- Client acquisition strategy targeting self-directed online investors
- Economic and equity market recovery driving strong demand for on-line trading services
- On line equity trading market is growing 26%[1] per annum, currently dominated by CommSec and E*Trade
- Macquarie Edge aiming to acquire 15% of new to market clients
- Named Best Online Trading Service in 2009 AMBER awards and won an Outstanding Achievement Award in the "Brokerage" category of the Interactive Media Awards (IMA)


MACQUARIE EDGE
MARKETS REPORT
Buy
Sell

1. IRESS. Online trading volume growth 2005 through 2009


MACQUARIE

Macquarie Life – Insurance

Macquarie Insurance goal to be a substantial competitor in the Australian life insurance market

- Macquarie Life manufactures products, distributed through the IFA channel
- Aim to broaden distribution by developing alliances with other organisations
- Big opportunity in the insurance market
  - High levels of underinsurance in Australian population
  - Inefficient market lacking in customer service and innovation
- Core FutureWise product launched in Mar 07, now complemented by Sumo and Mortgage Guard
- Strong growth in the three years since launch - $A50m milestone for annual inforce premiums reached in December
- One of only three "Five Star" insurers based on WA Taylor adviser service satisfaction research in 2008 & 2009


MACQUARIE LIFE
Raise your expectations of insurance
FORWARD thinking


MACQUARIE

Macquarie Pastoral

Macquarie Pastoral Fund offers investors the opportunity to directly invest in Australian properties producing beef cattle and sheep

- Launched in Jan 07 and raised over $A500m FUM[1], up 69% on pcp
- Rising urbanisation and increasing disposable income in Asia is leading a greater demand for meat
- Australia's geographic location to Asia provides an excellent growth opportunity
- Macquarie Pastoral Fund has acquired sixteen properties, including six new properties in 2009
- Awarded Real Asset Manager of the Year in 2009, at the Foundation & Endowment Money Management's Awards
- Other agriculture funds currently under consideration



1. As at 31 Dec 09


MACQUARIE

Blackmont Capital

The Blackmont acquisition is another step in BFS's strategy to become a global provider of retail financial services

- The acquisition of Blackmont Capital for $C93.3m, closed on 31 Dec 09[1]
- Blackmont Capital is a full service retail broker with 135 brokers, $C7.9b[2] of AUA and 12 offices across Canada
- This retail channel complements other Macquarie businesses in Canada and provides a valuable distribution channel for IPOs, structured products etc
- Significant opportunity for a differentiated, independent client offering in the Canadian market
- Now re-branded as Macquarie Private Wealth


Advisers and locations
BLACKMONT
CAPITAL
British Columbia (27)
Vancouver (21)
Victoria (6)
Ontario (63)
Toronto (30)
North York (9)
York Region (12)
Guelph (3)
Waterloo (4)
Ottawa (5)
Quebec (4)
Montreal (4)
Alberta (41)
Calgary (39)
Edmonton (2)

1. Closed 31 Dec 09 effective 1 Jan 10. 2. As at 31 Dec 09


MACQUARIE

Canada

BFS is building a wealth management and business banking capability to target segments in the Canadian market

Canada Strategic Priorities

- Pursue our target segments
  - Advice
  - Business
- Blackmont full service retail broking capability delivers our advice offering
- Growth strategy focussed on:
  - Leveraging Macquarie research platform and capital markets franchise to provide a differentiated advice offering
  - Pursue organic and non-organic growth in distribution and advisors
  - Launch new specialised financial products in the Canadian market
  - Build out our business banking capability

North America Business Lines

	Advice			Business
	Blackmont Capital	Investment Products	Mortgages	Premium Funding
AUA[1]	$C7.9b	Start Up	$C5.3b $US0.9b	$C0.2b
Clients	28,000	Start Up	24,000 (CAN) 3,000 (US)	13,000
Core Offerings	Full Service Broking Wealth Management	Structured Products	Mortgages Canada Mortgages US	Insurance Premium Funding

1. As at 31 Dec 09


MACQUARIE

Summary

- Our leading businesses have performed well FY10 YTD
- BFS focus on annuity revenue provides consistency of earnings
- We have a number of start-up businesses in Australia which we are investing in to become our core businesses of tomorrow
- Strong focus on international growth to complement our domestic ambitions:
  - Integration of our acquisition of Blackmont Capital to our current Canadian offerings and pursuing growth in this market
- We continue to invest in attractive opportunities


MACQUARIE

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE


Corporate and Asset Finance
Garry Farrell, Group Head

Macquarie Group Limited

Operational Briefing - 9 February 2010

Presentation to Investors and Analysts


MACQUARIE

CAF – Snapshot

- Corporate and Asset Finance ("CAF") provides finance (since 1970) and asset management solutions (since mid 1990's) to retail, corporate and government customers in 36 countries
- Customer solutions are for:
  - Shorter life cycle assets
    - Motor vehicles, information technology, communications, security and medical
  - Longer life cycle assets
    - Transportation (such as rail cars and aviation engines), manufacturing and infrastructure/energy
- CAF provides full asset management services for its customers including design, procurement, installation, maintenance and end of life cycle
- CAF delivers value to its customers in relation to certain assets where we have long standing expertise and knowledge through managing key risks such as liquidity and asset risk


MACQUARIE

Global presence

Over 600 staff[1]

Our strong global investment in people has given us the capability to deliver value to our customers in multiple markets around the world

EMEA	ASIA PACIFIC	AMERICAS	AUSTRALIA
49 staff	42 staff	237 staff	278 staff

1. Staff numbers at 31 Dec 09


MACQUARIE

Track record of growth

People

Up 10% pcp
21% CAGR
307
606
31-Jul-06
31-Dec-09

Book Value of Assets[1] ($Ab)

Up 69% pcp
33% CAGR
5.1
13.8
31-Jul-06
31-Dec-09

1. This includes assets funded both internally through Macquarie Group Treasury and external sources


MACQUARIE

CAF business mix

	Principal Collateral	Customers	Funded Assets[1]	Income Contribution YTD (%)[2]
Short Cycle	IT/ communications/ security/ medical/ motor vehicles	200,000	$A6.4b	29%
Long Cycle	Transport/ manufacturing/ energy	Over 400	$A0.7b	2%
Lending	Corporate covenant/ asset	Over 120	$A6.7b	69%

Data as at 31 Dec 09 1. This includes assets funded both internally through Macquarie Group Treasury and external sources. 2. Income contribution based on net profit before tax and profit share


MACQUARIE

Risk management process


SALES
STRUCTURE & APPROVE
IN-LIFE PAYMENTS
OFF-LEASE
PRUDENTIAL
COLLECTIONS
REMARKETING & REDEPLOYMENT

28 staff[1]

- Lawyers/ risk/ compliance/ tax
- 40% up on pcp
- Managing regulatory and commercial risk

89 staff[1]

- Collectors
- 78% up on pcp
- Managing credit risk

98 staff[1]

- Remarketing
- Staffing level unchanged
- Managing asset residual and utilisation risk

CAF Risk – Independent Oversight

- Periodic reviews of credit and asset risk
- Formal approval process for new businesses/ new products/ transactions

Macquarie Risk Management Group

- Periodic reviews of credit and asset risk
- Formal approval process for new businesses/ new products/ transactions

1. As at 31 Dec 09


MACQUARIE

Risk management results

Short Cycle Assets – Delinquencies are low despite market conditions


Motor Vehicles Arrears History
2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
31- 60 days
61- 90 days
90 + days
60+ days is accounted as INBA


IT/ communications/ security/ medical Arrears History
2.00%
1.60%
1.20%
0.80%
0.40%
0.00%
Jun-08
Aug-08
Oct-08
Dec-08
Feb-09
Apr-09
Jun-09
Aug-09
Oct-09
Dec-09
31-60 days
61-90 days
90+ days

Long Cycle Assets – Utilisation is high across CAF's long-life assets


Rail – Utilisation by BV
100%
80%
60%
40%
20%
0%
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09


Aircraft Engines – Utilisation by BV
100%
80%
60%
40%
20%
0%
Jun-07
Sep-07
Dec-07
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09

Data as at 31 Dec 09


MACQUARIE

Loans to customers

Well diversified corporate lending portfolio consisting mainly of strong senior secured credits

Drawn Amount of Lending Book by Industry

Drawn Amount ($m): 7,000; 6,000; 5,000; 4,000; 3,000; 2,000; 1,000; -

Financial Year: 2010; 2011; 2012; 2013; 2014; 2015; 2016

Legend: Services; Consumer Goods/Retail; Property; Financial/Financial Services; Industrials; TMET; Infrastructure

Data as at 31 Dec 09


MACQUARIE

Operating environment – customers and competitors

Customer demand for leasing products is increasing due to:

- Liquidity constrained customers having fewer financing options
- Existing customers choosing to extend leases rather than terminate if the asset is required in the business plan
- A growing customer need for flexibility and to match cash flows with the business plan
- A growing customer need for asset management through the life cycle (whether long or short)

Competitive environment

- Competitors continue to exit or reduce participation, facilitating improved terms for certain lease/ lending transactions compared to pre-GFC environment
- Due to the fall in competition, opportunities for our businesses to grow into vendor markets and adjacent asset classes have emerged


MACQUARIE

Example of recent transaction – Ford Credit Australia (FCA)

- Macquarie Leasing (ML) offers a wide range of auto finance/ insurance products to business/ retail customers in Australia
- On 1 Oct 09, ML acquired a $A1b portfolio of auto leases/ loans from FCA
- 60,000 cars and a similar number of customers
- On 31 Dec 09, day-to-day management of the portfolio was transitioned

ML:

- Is now one of the larger independent providers of auto leases/ loans in Australia with approximately 200,000 vehicles financed/ managed
- Finances approximately 4,000 cars per month


MACQUARIE

Example of recent transaction – Relational Technology Services (RTS)

- Macquarie Equipment Finance (MEF) entered in to an agreement to service a portfolio of $US500m of leases on behalf of RTS – the No. 5 independent US lessor
- We have hired select RTS sales staff from 1 Jan 10
- Expected incremental 25% increase on current leasing sales volumes
- Anticipate acquiring a services business from RTS which will add a suite of services based around the provision, installation and deinstallation of network and communications equipment for corporate customers


MACQUARIE

Outlook

Organic Growth

- Customer demand leading to higher lease volumes across most asset classes
- Strong customer demand for loans

Acquisitions

- Continually evaluating opportunities to purchase operating platforms and portfolios that meet strategic goals and risk/return criteria

Remarketing/ Redeployment

- Improving demand in secondary markets
  - Certain sectors remain challenged


MACQUARIE

Summary

- Increased market share in existing leasing businesses
- Further expansion through vendor relationships and movement into adjacent asset classes
- Increased lending in line with customer needs
- Continued acquisition of portfolios of assets at attractive prices:
  - Ford Credit Australia
  - Loan Portfolios


MACQUARIE

Macquarie Group Limited

Operational Briefing

9 February 2010 – Presentation to Investors and Analysts


MACQUARIE

Glossary

$A	Australian Dollar
$C	Canadian Dollar
$US	US Dollar
£	Pound
€ / EUR	Euro
1H10	First half ended 30 Sep 2009
2Q10	Second Quarter ending 30 Sep 09
3Q10	Third Quarter ended Dec 09
AGM	Annual General Meeting
APRA	Australian Prudential Regulation Authority
ASX	Australian Securities Exchange
AUA	Assets Under Administration
AUM	Assets Under Management
b	Billion
BFS	Banking and Financial Services
BV	Book Value
CAF	Corporate and Asset Finance
CAGR	Compound Annual Growth Rate
CMT	Cash Management Trust
CY	Calendar Year
DCM	Debt Capital Markets
DRP	Dividend Reinvestment Plan
EBITDA	Earnings before interest, tax, depreciation and amortisation
ECM	Equity Capital Markets
EMA	Emerging Market Arbitrage
EMEA	Europe, Middle East and Africa
EUM	Equity Under Management
ex	Excluding
FICC	Fixed Income, Currency and Commodities
FIG	Financial Institutions Group
FUA	Funds Under Administration
FUM	Funds Under Management
FX	Foreign Exchange
FY08	Full Year ended 31 March 2008
FY09	Full Year ended 31 March 2009
FY10	Full Year ending 31 March 2010
FY11	Full year ending 31 March 2011
GFC	Global Financial Crisis
HK	Hong Kong
IPO	Initial Public Offering


MACQUARIE

Glossary

JV	Joint Venture
m	Million
M&A	Mergers and Acquisitions
MacCap	Macquarie Capital
MAp	Macquarie Airports
MBL	Macquarie Bank Limited
MCG	Macquarie Communications Infrastructure Group
MEREP	Macquarie Group Employee Retained Equity Plan
MFG	Macquarie Funds Group
MIG	Macquarie Infrastructure Group
MLE	Macquarie Leisure
MQG	ASX Listed Macquarie Group Limited
MSCI	Morgan Stanley Capital International Index
MSG	Macquarie Securities Group
Mths	Months
n.a	Not applicable
No.	Number
NZ	New Zealand
P&L	Profit and Loss

pa	Per annum
pcp	Prior corresponding period
PPE	Property Plant and Equipment
Ps	Mexican Pesos
Qtr	Quarter
REIT	Real Estate Investment Trust
S&P	Standard & Poor's
SAFEX	South African Futures Exchange
SBI	State Bank India
ST	Short Term
TMET	Technology, Media, Entertainment and Telecommunication
UK	United Kingdom
US	The United States
vs	Versus
VWAP	Volume Weighted Average Price
YTD	Year to date

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au


MACQUARIE

ASX/Media Release

MACQUARIE GROUP OPERATIONAL BRIEFING

Key points

- **Economic conditions continue to trend back to normal**
- **As foreshadowed in October, strong market conditions experienced in 1H10 have moderated in certain areas including Australian ECM and credit businesses**
- **Organic growth initiatives continuing across the Group**
- **Completion of acquisitions which strengthen product offering and global presence**
- **Assets under management $A342b[1]**
- **Total retail deposits increased to $A14.5b at Dec 09 from $A13.9b at Sep 09**
- **Removal of Australian Government guarantee was anticipated and is not expected to impact funding position**
- **Capital of A$11.9b, A$4.5b[2] in excess of the Group's minimum regulatory capital requirement**
- **Uncertain markets make short term forecasting difficult however we currently estimate 2H10 profit to be broadly in line with 1H10 profit including expected one-off items such as listed fund initiatives, accounting for deferred remuneration, acquisition and integration costs and impairments with potential for 2H10 profit to be approximately 10% higher than 1H10 profit but 2H10 profit outlook remains subject to market conditions, significant swing factors and unexpected one-off items**
- **Despite improving trends in a number of major markets, we continue to maintain a conservative approach to funding and capital**
- **Strong balance sheet, strong team and encouraging market conditions provide opportunities for medium term growth**

SYDNEY, 9 February 2010 – Macquarie Group (Macquarie) (ASX: MQG; ADR: MQBKY) today provided an update on market conditions, business activities and the outlook for the second half of the financial year ending 31 March 2010.

---

[1] December 2009 pro-forma AUM includes Delaware acquisition (approx $A149b 31 December 2009 balance converted using 31 December 2009 exchange rates) and MIG restructure impact (decrease of approx $A6b).
[2] Excludes impact of acquisition of Delaware Investments, which would result in a capital surplus of $A4.0b.

Overview

Speaking at Macquarie's Operational Briefing in Sydney today, Macquarie Managing Director and Chief Executive Officer, Nicholas Moore, said that economic conditions continue to trend back to normal but, as foreshadowed in October, strong market conditions experienced in the first half (to 30 September 2009) have moderated in certain areas including Australian equity capital markets and credit businesses.

Commenting on broad market conditions, Mr Moore noted that in the December quarter total ASX market turnover was down 12% on the September quarter, while December quarter total Asian equities (ex-Japan) market turnover was down 11% on the September quarter. December quarter Australian equity capital markets activity was down 26% on the September quarter, while December quarter Australian merger and acquisition activity was up 33% on the September quarter[3] and there was continuing credit spread contraction across the debt spectrum. In addition, there were improved inflows across wholesale fund products, improved inflows across retail WRAP platform and deposits and growth in lending, leasing and loan volumes.

Mr Moore said the December quarter operating results for Macquarie Securities Group, Macquarie Capital, Fixed Income, Currencies and Commodities (FICC) and Corporate and Asset Finance were down on the strong September quarter but up on the June quarter. The December quarter operating results for Banking and Financial Services and Macquarie Funds Group were broadly consistent with prior quarters, with growth in funds under management and client numbers.

Assets under management decreased by $A18b in December 2009, mainly due to the internalisation of MAp and the strengthening of the Australian dollar during the December quarter. Pro-forma assets under management increased significantly in December to $A342b[4] due to the completion of the acquisition of Delaware Investments by Macquarie Funds Group.

Mr Moore detailed organic growth initiatives across Macquarie, including director level hires in Macquarie Securities Group, Macquarie Capital and FICC.

- Macquarie Securities Group made 16 non-acquisition related director level hires during the December quarter, predominately in cash equities;
- Macquarie Capital made 13 non-acquisition related director level hires during the December quarter most of which were made offshore. The Group expanded its product offering with its North American Debt Capital Markets team successfully underwriting and distributing 10 deals in the December quarter; and

[3] Thomson Reuters, deals completed basis.

[4] December 2009 pro-forma AUM includes Delaware acquisition (approx $A149b 31 December 2009 balance converted using 31 December 2009 exchange rates) and MIG restructure impact (decrease of approx $A6b).

- FICC made 18 non-acquisition related director level hires during the December quarter, predominantly for Emerging Markets and Credit Trading expansion into Europe and FICC's focus in Asia;

He said recent acquisitions, including US funds management business Delaware Investments[5] with AUM at 31 December 2009 of $US134b, Canadian retail broker Blackmont Capital[6] with AUM at 31 December 2009 of $C7.9b, and Sal. Oppenheim's[7] cash equities, equity derivatives and structured product businesses, strengthened Macquarie's product offering and global presence.

Mr Moore noted acquisition and integration costs associated with the recent acquisitions were estimated at approximately $A80m (pre-profit share and tax) for FY10.

Strong funding and balance sheet position

Mr Moore said Macquarie's balance sheet position remained strong with short-term wholesale issued paper continuing to be a small portion of overall funding sources, 7% at December 2009. Total retail deposits increased to $A14.5b at December 2009 from $A13.9b at September 2009.

He said the removal of the Australian Government guarantee was anticipated and is not expected to impact Macquarie's funding position. Macquarie has not issued debt under the Government guarantee since August 2009.

In January 2010, Macquarie issued a $US1b 10-year bond, bringing total Macquarie non-government guaranteed debt issued to $US2.5b over the last six months. This resulted in an increase to the Group's weighted average term to maturity of term funding from 3.8 years at September 2009 to 3.9 years at December 2009[8].

Macquarie had capital of $A11.9b at December 2009, $A4.5b[9] in excess of the Group's minimum regulatory capital requirement. MBL Banking Group's tier 1 capital ratio was 10.4% in December from 11.7% in September 2009.

Mr Moore said surplus cash and liquid assets were being deployed across the business, as foreshadowed.

[5] Delaware acquisition completed 4 January 2010 effective 5 January 2010.
[6] Blackmont acquisition completed 31 December 2009 effective 1 January 2010.
[7] Acquisition of Sal. Oppenheim's equity derivatives and structured products business announced 23 December 2009, acquisition of cash equities business announced 5 February 2010.
[8] Proforma at 31 December 2009 including $US1b bond issued on 10 January 2010.
[9] Excludes impact of acquisition of Delaware Investments, which would result in a capital surplus of $A4.0b.

Outlook

Mr Moore said that uncertain markets make short term forecasting difficult however we currently estimate the second half profit to be broadly in line with the first half profit ($479m) including expected one-off items such as listed fund initiatives, accounting for deferred remuneration, acquisition and integration costs and impairments with potential for the second half profit to be approximately 10% higher than the first half profit but 2H10 profit outlook remains subject to market conditions, significant swing factors and unexpected one-off items. Swing factors include the completion rate of transactions, asset realisations and asset prices. One-off items include factors such as the periodic review of potential impairment charges.

As previously stated, FY10 trading is likely to be characterised by, for the income statement, fewer one-off items (e.g. writedowns and provisions), a higher compensation ratio to be consistent with historic levels, an increased effective tax rate consistent with historic levels, lower earnings on capital reflecting lower global interest rates, and higher cost of funding. For the balance sheet, FY10 is likely to show a decrease in cash balances as funds are deployed across the businesses, maintaining equity investments at or below existing levels, and lower investment levels in listed funds.

Mr Moore said: "Despite improving trends in a number of major markets, we continue to maintain a conservative approach to funding and capital. Our strong balance sheet, strong team and encouraging market conditions provide opportunities for medium term growth."

Today's investor presentation and the webcast of the briefing is available at http://www.macquarie.com.au/au/about_macquarie/investor_information/ops_briefings.htm

Contacts:

Investor Relations
Stuart Green
+612 8232 8845

Corporate Communications
Paula Hannaford
+612 8232 4102

Maquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

8 February 2010

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 5 February 2010, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.008%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 5 February 2010, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.015%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	5,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	5,000 @ $49.31
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	5 February 2010

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	334,810,233	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	45,327,771	Options over Ordinary Shares at various exercise prices
		1,224,106	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,224,106 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 164,000 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	

+ See chapter 19 for defined terms.

14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	

+ See chapter 19 for defined terms.

28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000

+ See chapter 19 for defined terms.

10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

+ See chapter 19 for defined terms.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 5 February 2010
(Assistant Company Secretary)

Print name: Paula Walsh

== == == == ==

+ See chapter 19 for defined terms.

ITINERARY PREPARED FOR: Miss Raluca Chiriacescu
By MICHELLE on 10 Feb 10

Please note that your final reporting time at Sydney International Airport is 2 hours prior to departure.
You will require the following documents:

* Airline Ticket or E-ticket Itinerary
* Valid Passport
* Applicable Visas
* Completed Departure Card

Saturday 31st July 2010
FLIGHT - Emirates Airline flight EK413 Economy class confirmed

From:	Sydney Terminal 1 International	**To:**	Dubai Terminal 3
Departs:	9:10 pm	**Arrives:**	05:45 am 01st August 2010
Aircraft:	388	**Flying time:**	14HR 35MIN

Emirates Airline Reference: JTDZWS

Sunday 01st August 2010
FLIGHT - Emirates Airline flight EK105 Economy class confirmed

From:	Dubai Terminal 3	**To:**	Athens
Departs:	10:05 am	**Arrives:**	2:00 pm
Aircraft:	Boeing 777-200	**Flying time:**	04HR 55MIN

Emirates Airline Reference: JTDZWS

Sunday 01st August 2010
FLIGHT - Aegean Airlines flight A3962 Economy class confirmed

From:	Athens	**To:**	Bucharest Otopeni
Departs:	5:30 pm	**Arrives:**	7:15 pm
Aircraft:	Avro RJ100 Reg Jet	**Flying time:**	01HR 45MIN

Aegean Airlines Reference: 3FDPWW

Thursday 05th August 2010
FLIGHT - Aegean Airlines flight A3961 Economy class confirmed

From:	Bucharest Otopeni	**To:**	Athens
Departs:	10:00 am	**Arrives:**	11:40 am
Aircraft:	Avro RJ100 Reg Jet	**Flying time:**	01HR 40MIN

Aegean Airlines Reference: 3FDPWW